[Graphic Omitted]

                                                                            NEWS

FOR IMMEDIATE RELEASE

                  SCITEX SELLS THE REMAINDER OF THE CREO SHARES

TEL AVIV,  ISRAEL - AUGUST 11, 2003.  SCITEX  CORPORATION  LTD.  (NASDAQ & TASE:
SCIX) announced today the sale of the remainder of the Creo Inc. shares held by it - 3.25 million shares - valued at approximately $30.9 million through the facilities of the Toronto Stock Exchange in an arranged sale to various financial institutions in Canada. Scitex originally acquired 13.25 million of Creo's shares in April 2000 in exchange for its digital preprint and print-on-demand assets, and sold 7 million of the shares in November 2001 and 3 million shares in June 2003.

Nachum "Homi" Shamir, Chief Executive Officer of Scitex, commented: "We will use the net proceeds from this transaction to improve our cash position, support our portfolio companies, if needed, and for other general company purposes."

Creo, a world leader in solutions for the graphic arts industry, trades on the Toronto Stock Exchange under the symbol "CRE" and on the Nasdaq National Market under the symbol "CREO".

Scitex Corporation Ltd., through its subsidiaries, is a world leader in industrial inkjet digital printing solutions. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

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Scitex and the Scitex logo are registered trademarks and service marks of Scitex
Corporation Ltd.


CONTACTS
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SCITEX CORPORATION LTD.
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Yahel Shachar
Chief Financial Officer
Tel:       +972 3 607-5755
Fax:       +972 3 607-5756
E-mail:    yahel.shachar@scitex.com